Entrepreneur

Name: Michael Ray Galleries
UUID: 520595359
Background: My name is Michael Ray Eamotte, I am a landscape & historic architecture photographer. Along with my partner Eric Grotz, who makes all of our frames from reclaimed barn wood, and historic baseboard moldings. Collectively we have a goal of taking old historic homes, and making them viable, and alive to the local community again. Through our images and frames, we revitalize the space by making it a gallery of local art, by local artists. Viability through imagery…..
Location: New York

Social Connections

Facebook: http://www.facebook.com/michaeleamotte
Twitter:
LinkedIn: http://www.linkedin.com/in/michael-eamotte-8400a92

Pitch Story

Title of your pitch: Reclaiming Historical Sites as Local Art Galleries
Short introduction of your pitch: Returning life to an abandoned historical home through imagery, art, and creativity, all provided by local artists.
Your pitch story: Eric and I grew up as childhood friends in the historic town of Miller Place, Long Island, NY. Eric's family in the Randall House (circa 1841) and mine in the Nathanial Brown House (circa 1845), formally a bed and breakfast which housed tourists during the summer. The two of us have become fascinated with the history surrounding our hometown, evoking a deep passion to continue the story. Through the images I've captured, the wood Eric has re-purposed, and our shared partnership interests, we decided to aim for a proper backdrop to showcase our work.   We pitched our idea to the Board of Directors of the Miller Place Historical Society, in hopes of gaining access to the Daniel Hawkins House (circa 1810). This location seemed ideal to rejuvenate interest in the town's history, while providing a recurring revenue stream for the Miller Place Historical Society to add funding and sustainability.   The board gave us the green-light

to transform the Hawkins House from a former storage-closet to its present state of an art gallery. Since the revitalization in November of 2017; hundreds of Long Islanders have walked through its' doors, opening a priceless historical cite to the community. Our goal is to use this same model in other communities across Long Island, potentially expanding throughout New York State and the surrounding area. This idea aids in building stronger ties within one's community by providing a stage for local artists to display their immense talents, enriching and further solidifying the history of the area, while providing historical societies with capital to fund other projects. Help us in turning these historic cites into beneficial entities again for the communities we operate through the power of imagery and art...   Peace, Love, & Pictures. M&EG
Which category does your pitch belong to: Art

Target Market

Target market: Our focus and goal is directed at several aspects of what we do locally. Our targets are geared at Historic interest and revitalization of historic dwellings. Additionally, our thinking is wide spread reaching for coastal art communities and local artists. We also feel great synergy with urban landscapes, photography, reclaimed framing and custom images. Our work is steeped in East End long Island places of history, and iconic rural images.   Locally grown, has no borders.... it is endless! Mike and Eric

Production plan

Production location: North America
Production plan: Our business is in the inception phase as we have only been delivering art shows for 6 months. We have two lines of business as part of our model. We create individual products by making prints, special editions, one off custom frames, and cataloged images that can be ordered on a commission basis. On the gallery front, our tandem effort, we offer art exhibitions from popular local artists that populate the material and content of the gallery. Our focus is a two step approach, where as we make an historic dwelling viable again, through the imagery and other art from the local community. Its a handshake effort that has proven successful in our proof of concept model at the Hawkins House. Our cost per unit and sales price is based on our ability to deliver a single art show and produce revenue from that event.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: In any business there is a risk, this concept is only challenged by the generosity of those who donate, and believe in this concept. As for challenges our approach would be to get the most leverage out of the donated dollars.   Thus improving the historic residence we are in, as well as providing the Historical Society with surplus funding to continue our revitalization concept with this endeavor

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: No

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: We all come from history in one way or another... be part of history by supporting this concept.

Spending Plan

Number of current employees including yourself: 2

Percentage of your raise will pay salaries: 0%

Spending plan: To re divest into the historic community, to kick start a home grown revitalization of the gallery concept. This will be a continuous exercise in being financially responsible, intelligent in our decisions, and ensuring due diligence around best practices on distribution of funds. There is a 3 point goal/directive driven focus on where funds will be directed. 1. The current Historical Society that is engaging in this gallery concept. 2. Providing safe access and viability to an historic dwelling (Making the home sound, safe and whole). 3. Providing the fresh palette, or canvas if you will, for all local artists to walk in and be display ready These 3 focuses provide the success factor for this gallery model to work.

Spending plan of extra investment: If we raise more than the target, we'll spend additional money on further gallery restoration and marketing of the business.

Return Details

Return type: ownership

Raising target: $75,000

Raising cap: $107,000

Percentage ownership you plan to offer: 5.0%

When do you plan to sell or IPO your business: 2024

Existing share: No

When can bidders expect the return: October, 2024

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: Michael Ray Galleries

Legal status of your company/business: GENERAL_PARTNERSHIP

Where is your company registered: New York

Company form date: 04-25-2018

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: www.michaelrayimages.com

Company address

Street: 168 North Country Road

City: Miller Place

State: New York

ZIP code: 11764

Financial status

Average sales price: $10,000

Average cost per unit: $2,800

Yearly sales at the end of last year: $0

1st year target sales after raised date: $95,000

Existing investment from the founders: $100

Existing investment from other investors: $0

Owners, Officers, Directors

Name: Michael Eamotte

Title: President

Grant Date: 12-02-2017

Has ownership: Yes

Ownership: 51%

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/michael-eamotte-8400a92/

Name: Eric Grotz

Title: Vice President

Grant Date: 12-02-2017

Has ownership: Yes

Ownership: 49%

Description of 3 years recent work experience: Eric has been working as a custom trim and mantel fabricator for 30 years and provides the expert framing and carpentry support for the gallery.

Do you have different kinds of existing stock for the business: No

The outstanding stock and the differences:

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $100

Assets the year before: $0

Cash last year: $100

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: We are optimistic about the future business as a result of the first several shows at the new gallery. These shows have shown that we can successfully operate the business on a monthly basis and pay for the necessary $250/month for rent and utilities with the funds from the art shows we are presenting. We have a long term lease in place for the facility we are operating in, and have additional support from the local historical society to increase awareness and support for the concept. We have only a small amount of cash on hand to build the business. Without further funding, we will only be able to grow the business slowly with limited advertising and outreach. There are currently no competitors in our region that are providing art shows inside historical buildings, and we believe our business model can be extended across New England small towns interested in history and local artists. Additional funding will allow the business to run 2 shows monthly instead of 1, and allow us to reach out to new locations this year. We have been fortunate to have several community members contribute to the business, including a new electrical panel and a new HVAC unit for the gallery.

Has financial statements: Yes

Last Edited: 2018-05-30 15:30:14

Desired launch period: immediately

CCC code: @dfpnp9b
CIK code: 0001739088

Links

Michael Ray Images: www.michaelrayimages.com
Michael at Facebook: www.facebook.com/meamotte/